Ferro Corporation
1000, Lakeside Avenue
Cleveland, Ohio 44114
August 19, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010
Attention:	John Cash, Accounting Branch Chief Jay Ingram, Legal Branch Chief Mindy Hooker, Staff Accountant Jessica Kane, Attorney
Re:	Ferro Corporation Form 10-K for the year ended December 31, 2008 Definitive Proxy Statement, March 24, 2009 Form 10-Q for the quarter ended March 31, 2009 File No. 1-584
Ladies and Gentlemen:
          Ferro Corporation, an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), Definitive Proxy Statement filed March 24, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2008
Item 3 — Legal Proceedings, page 14
1.	In future filings please provide the information required by Item 103 of Regulation S-K. Specifically, please name the court and identify the principal parties for the several civil lawsuits naming you as a defendant which relate to the conduct the Department of Justice previously investigated.
Response:
In future Form 10-K and Form 10-Q filings, we will provide the information required by Item 103 of Regulation S-K, including the name of the court and the identity of the principal

Securities and Exchange Commission
August 19, 2009

parties for the lawsuits naming us as a defendant which related to the conduct the Department of Justice previously investigated.
2.	We note that currently no penalty has been assessed by the New Jersey Department of Environmental Protection and you are currently in negotiations regarding these potential penalties. In future filings, if material, please disclose the potential range of loss related to these penalties.
Response:
In future Form 10-K and Form 10-Q filings, if the matter with the New Jersey Department of Environmental Protection (the “NJDEP”) is not settled, we will disclose that we estimate that the penalty to be paid to the NJDEP will likely be at least $100,000, but that such penalty is not expected to have a material adverse effect on our results of operations or our financial position.
Results of Operations, page 20
3.	In future filings when you cite multiple reasons for changes in your segment operating results, please quantify these individual factors. As an example, we note that your Performance Coatings sales increased as a result of a growth in sales of tile products which offset a decline in sales of porcelain enamel products.
Response:
In future Form 10-K and Form 10-Q filings, we will quantify the significant factors contributing to changes in our segment operating results, such as volume, price/product mix, and changes in foreign currency exchange rates. The additional disclosures will allow investors to understand the relative influence of the factors cited as reasons for the changes in segment operating results.
Liquidity Requirement, page 31
4.	Given that you did not generate positive cash flows from operations for the year ended December 31, 2008 and the first quarter ended March 31, 2009, please enhance your discussion in future filings to address the impact of generating continuing negative cash flows from operations and its effect on your ability to meet your liquidity requirements. We also note in your first quarter disclosure that your level of debt and debt service requirements could have important consequences to your business operations and uses of cash flows. In future filings please further explain this statement to clearly identify the potential consequences and how you intend to address them.

Securities and Exchange Commission
August 19, 2009

Response:
In future Form 10-K and Form 10-Q filings, we plan to expand our discussion about the impact of any negative cash flows from operations on our ability to meet our liquidity requirements. We also plan to identify potential consequences of reduced access to liquidity, higher debt levels, or higher debt service requirements. As noted in our response to Comment 11 below, in future Form 10-K and Form 10-Q filings, we plan to expand our liquidity discussion to address how the current economic environment is expected to impact cash flows and sources of liquidity.
Critical Accounting Policies
Income Taxes, page 31
5.	In future filings please disclose the amounts and expiration dates for operating loss carry forwards as required by paragraph 48 of SFAS 109. Additionally, we note that you have recorded a valuation allowance against certain state and foreign deferred tax assets. In future filings please enhance your disclosures to include a discussion of the specific items for which your valuation allowance has been provided. We also note your disclosure on page 68 that you had $43.8 million in tax benefits from foreign tax credit carry forwards for tax purposes that can be carried forward for 10 years. Please reconcile this statement with the table of deferred tax assets also presented on page 68.
Response:
In future Form 10-K filings, we plan to expand our disclosures about operating loss carryforwards by providing a table that summarizes the amounts and their expiration dates. In future Form 10-K filings, we also plan to expand our disclosure regarding the specific items for which we have provided a valuation reserve. Our disclosure will be similar to the following:
We had benefits from state operating loss carryforwards and foreign operating loss carryforwards for tax purposes, some of which can be carried forward indefinitely and others expire in one to twenty years. A summary of the expiration dates and amounts as of December 31, (year) is as follows:

Expiring in:	Dollars in thousands
2010	$
2011-2015
2016-2020
2021-2025
2026-2030
2031-Indefinitely
Total	$

Securities and Exchange Commission
August 19, 2009

We maintain a valuation allowance due to the uncertainty of realizing certain state and foreign net deferred tax assets. The most significant specific items related to $x.x million operating loss carryforwards within certain U.S. states and $x.x million of operating loss carryforwards within certain foreign jurisdictions as of December 31, (year). The overall increase in the valuation allowance in (year) related to (identified reason for change).
On page 68 of our 2008 Form 10-K, we disclosed $43.8 million in tax benefits from foreign tax credit carryforwards for tax purposes that can be carried forward for 10 years. In the table of deferred tax assets also on page 68 of our 2008 Form 10-K, we disclosed $28.5 million of foreign tax credit carryforwards. The reconciling item is a FIN 48 reserve. In future Form 10-K filings, we will note whether the amounts are presented gross or net of FIN 48 reserves.
Valuation of Goodwill and Other Non-amortizing Intangibles, page 36
6.	It appears that any additional impairment of your goodwill may have a significant impact on your results. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:
•	A quantitative discussion of each of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	A qualitative and quantitative discussion of any reporting units that are at risk for impairment;

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

•	Quantitative information regarding any significant known trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Response:
In future Form 10-K filings, we plan to expand our disclosure of our critical accounting policies for the valuation of goodwill. We plan to identify the material assumptions, quantify these assumptions, disclose the reasons for any significant year-to-year changes in these assumptions, and provide a sensitivity analysis of these assumptions based on reasonably likely changes. We plan to provide a qualitative and quantitative discussion of any reporting units that are at risk for impairment. We plan to discuss changes, if any, in the methodologies used for valuing goodwill and the impact of any changes. If we identify any significant known trends or specific risks of recoverability, we plan to provide that information. Our disclosure will be similar to the following:

Securities and Exchange Commission
August 19, 2009

The significant assumptions we used in our impairment analysis of goodwill as of October 31st are presented below:

	(current year)	(prior year)
Significant assumption:
Forecast period	x to x years	x to x years
Weighted average cost of capital	x% to x%	x% to x%
Long-term growth rate	x% to x%	x% to x%
Terminal value factor	x% to x%	x% to x%
The change in the (significant assumption) from (prior year) to (current year) was primarily due to (identified reason for change).

A change in any of these assumptions could have a significant impact on our impairment assessment. The following describes a sensitivity analysis of the potential impact for a change in each of these assumptions. An x% change in the (significant assumption) would not have caused any of our reporting units to fail step 1.
Exhibit 10.1 — Fourth Amendment to Amended and Restated Credit Agreement
7.	In your next Exchange Act filing, please file the Fourth Amendment to the Amended and Restated Credit Agreement, dated March 11, 2009, in its entirety. It appears that Annex II has not been filed yet.
Response:
We will refile the Fourth Amendment to the Amended and Restated Credit Agreement, dated March 11, 2009, in its entirety, including Annex II, as an exhibit to our Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. We may seek confidential treatment for portions of Annex II to the extent appropriate.
Exhibits 31.1 and 31.2 — Certifications
8.	In future filings, please refrain from replacing the word “report” with “annual report” in your Forms 10-K or “quarterly report” in your Forms 10-Q.
Response:
In future Form 10-K and Form 10-Q filings, we will refrain from replacing the word “report” with “annual report” and “quarterly report” in our certifications required by Section 302 of the Sarbanes-Oxley Act.

Securities and Exchange Commission
August 19, 2009

Definitive Proxy Statement filed March 24, 2009
Executive Compensation Discussion and Analysis, page 13
9.	We note your statement on page 13 that one of the primary objectives of your executive compensation program is to “target executive compensation levels for base salary, annual incentives and long-term incentive compensation at the 50th percentile of the competitive market.” In future filings, please identify the companies making up the “competitive market.” We note your disclosure of peer companies on page 14 and your statement that the “competitive market provides a larger range of companies and more information regarding the compensation of officers than the data from Ferro’s peers companies.”
Response:
In connection with the establishment, implementation and maintenance of our compensation program, the Compensation Committee engages a compensation consultant to provide it with competitive market data regarding compensation. The Compensation Committee’s compensation consultant collects, analyzes and develops market compensation data from two main sources: (a) the proxy statements of the companies that comprise our peer group of specialty chemical companies (several factors were used to select peers, including company size (e.g., revenue, employees and market capitalization), products, end-use markets and level of global operations) and (b) data obtained from nationally recognized compensation surveys that includes hundreds of companies comparable in revenue size to us but from a broader range of industries. These additional data obtained from the surveys complement results found in the proxy statements of our peer group and represent the broader market in which we compete for senior executives. Accordingly, when we discuss the “competitive market” data in the Executive Compensation Discussion & Analysis section of our Definitive Proxy Statement, we were referring to the data from our peer group and the hundreds of companies contained in the compensation surveys. In future Definitive Proxy Statement filings, we will disclose the sources of information the Compensation Committee uses to target compensation levels and identify, to the extent appropriate and reasonable, the companies included in those sources.
Executive Compensation Process in 2008, page 17
10.	We note that the annual incentive awards for the Operating Vice Presidents were weighted 30% on corporate operating income and 70% on the operating profit of the business unit for which they were responsible. To the extent you award annual incentive compensation in this manner in the future, please disclose in future filings the performance goals for the business units, the payouts associated with meeting the threshold, target, and maximum levels of each performance goal, the actual results achieved by the business units, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

Securities and Exchange Commission
August 19, 2009

Response:
To the extent that we award annual incentive compensation weighted on business unit performance measures, we will disclose in future Definitive Proxy Statement filings the performance goals established for each of the business units, the payouts associated with meeting the threshold, target and maximum levels of the performance goals, the actual results achieved by the business units and how the Compensation Committee evaluated whether the goals were met.
Form 10-Q for the quarter ended March 31, 2009
Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
11.	As highlighted in your results of operations discussion beginning on page 26, we note a significant deterioration in net sales, gross profit, and net income during your first quarter. While we note instances where you have highlighted this deterioration in the discussion of your overview and results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management’ s views regarding the downturn in the overall economy, its impact on the company and management’s plans to address this impact. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Please also expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.
Response:
In future Form 10-K and Form 10-Q filings, we plan to expand our discussion of trends in the overall economy, the economy’s impact on the company and management’s plans to address this impact and to quantify these items when appropriate. For example, we expect our discussion to include the industries and regions that drive demand for our products, significant trends in those industries and regions, our view of significant changes in our customers’ inventory levels, our responses to these conditions, factors affecting our visibility to future demand, and why customer orders are not a reliable indicator of future results.
In future Form 10-K and Form 10-Q filings, we also plan to expand our liquidity discussion to address how the current economic environment is expected to impact cash flows and sources of liquidity and to quantify these impacts when appropriate. For example, we expect our discussion to include the primary drivers of cash flows from operating activities and their trends, our responses to these trends including significant changes in working capital management, discretionary spending, capital expenditure plans, and utilization of credit facilities. We also expect our discussion to include significant changes in our access to credit, costs of access and interest rates on borrowed amounts and our response to these changes.

Securities and Exchange Commission
August 19, 2009

Capital Resources and Liquidity, page 29
12.	We note your disclosures that you were in compliance with the covenants of the 6.50% Convertible Senior Notes and the Revolving Credit and Term Loan Facility as of the end of the reporting period and your disclosure that continued weak economic conditions could impact your financial performance making it more challenging to comply with the financial covenants. If it is reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
Pursuant to Section I.D and IV.C of SEC Interpretive Release No. 33-8350, “companies also should consider whether their MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants.” Section IV.C of Release No. 33-8350 provides that a company that is, or is reasonably likely to be, in breach of debt covenants should disclose material information about that breach and analyze the impact on the company. Accordingly, in future Form 10-K and Form 10-Q filings, we will disclose further details on our debt covenants, including actual amounts versus minimum/maximum ratios/amounts, if we are, or believe we are reasonably likely to be, in breach of our debt covenants.
Additionally, to allow investors to more easily understand our current ability to meet our financial covenants, in future Form 10-K and Form 10-Q filings, we plan to expand the disclosure in the Capital Resources and Liquidity section of Management’s Discussion and Analysis similar to the following:
Revolving Credit and Term Loan Facility

We are subject to a number of restrictive covenants under our credit facilities, which could affect our flexibility to fund ongoing operations and strategic initiatives, and, if we are unable to maintain compliance with such covenants, could lead to significant challenges in meeting our liquidity requirements. This risk factor is described in more detail in “Risk Factors” under Item 1A of

Securities and Exchange Commission
August 19, 2009

our Annual Report on Form 10-K for the year ended December 31, (year). Continued weak economic conditions could impact our financial performance, making it more challenging to comply with the covenants. At (month) (day), (year), we were in compliance with the covenants of the 2009 Amended Credit Facility.
These covenants are negotiated with the group of lenders. The covenants include requirements for a minimum quarterly cumulative Earnings Before Interest, Taxes, Depreciation, and Amortization, adjusted for certain noncash charges and restructuring charges up to certain limits (“Adjusted EBITDA”), a minimum fixed charge coverage ratio, and a maximum leverage ratio. Definitions of the covenants and our required performance can be found in the credit agreement and its amendments, each of which we have previously filed with the Securities and Exchange Commission. The minimum Adjusted EBITDA covenant expires on January 1, 2010. Our ability to meet these covenants is primarily driven by our net income before interest, income taxes, depreciation and amortization; our total debt; and our interest payments. Our total debt is primarily driven by our net income before amortization, depreciation, and other noncash charges; our capital expenditures; requirements for deposits from participants in our precious metals program; our customers’ ability to make payments for purchases and the timing of such payments; and our ability to manage inventory and other working capital items. Our interest payments are driven by our total debt and external fees and interest rates, primarily prime and LIBOR.
*     *     *
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 19, 2009

          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-6205 or by facsimile at 216-875-7230.

Sincerely,
/s/ Sallie B. Bailey
Sallie B. Bailey
Vice President and Chief Financial Officer